August 12, 1997


Mr. Jeffrey Epstein
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Sears, Roebuck and Co.
      Accession No. 0000950137-97-002624

Dear Mr. Epstein:

      Due to a filing error by Bowne of Chicago, the above-referenced filing was incorrectly made on behalf of Sears, Roebuck and Co. instead of Sears Credit Account Master Trust II, on August 7, 1997. A new filing was made on behalf of Sears Credit Account Master Trust II on August 12, 1997. Accordingly, we would appreciate your withdrawing the Sears, Roebuck and Co. filing as soon as practicable.

      Please call either Kim Griffin (847-286-2364) or the undersigned (847-286-5767) if you have any questions. Thank you for your assistance in this matter.



                              Sincerely,

                              Sears, Roebuck and Co.

                              /S/Nancy K. Bellis

                              By: Nancy K. Bellis
                              Its: Assistant General Counsel
                                    and Assistant Secretary